Filed by Andeavor Logistics LP
Commission File No.: 001-35143
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:
Andeavor Logistics LP
Commission File No.: 001-35143

The following email was sent to Marathon Petroleum Corporation employees on May 8, 2019.

Subject: MPLX and ANDX Combination to Create a Leading, Large-scale, Diversified Midstream Company

A MESSAGE FROM THE CHAIRMAN AND CEO

May 08, 2019

Fellow employees,
This morning we announced an exciting and important milestone in our ongoing transformation as a coast-to-coast energy leader: an agreement to combine MPLX and Andeavor Logistics to create a leading, large-scale, diversified midstream company with high-quality assets in North America’s most attractive basins and growth regions.
Following the merger, which is subject to customary closing conditions and receipt of regulatory approvals, the combined MPLX will be headquartered in Findlay, Ohio, with operations stretching across the U.S., supported by key regional offices.
We believe that combining our MLPs will create superior value for MPC shareholders, MPLX unitholders and ANDX unitholders by strengthening our integrated midstream business, and that our customers will benefit significantly from the enhanced capabilities and more diversified geographic footprint of the combined entity.
Most importantly, I believe our continued transformation offers dynamic, exciting and challenging growth opportunities for our thousands of employees. Thank you for your hard work and dedication as we continue working together to realize our company’s extraordinary potential.

Until the transaction closes, MPLX and ANDX will continue to operate independently, with each company focused on achieving its 2019 business plan, including several important projects. During this busy time, it is critical that we continue to prioritize our commitments to safety and environmental stewardship each and every day - both individually and as one MPC family.
Mike Hennigan, President, MPLX, and Don Sorensen, President, Andeavor Logistics, will communicate further with MPLX and ANDX employees in the near future.
I look forward to updating all of you on this and other key activities from around the company during my Quarterly Update on Monday.
Sincerely,
Gary R. Heminger
Chairman and Chief Executive Officer

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws regarding MPLX LP (MPLX) and Andeavor Logistics LP (ANDX). These forward-looking statements relate to, among other things, the proposed acquisition of ANDX by MPLX and include expectations, estimates and projections concerning the business and operations, financial priorities and strategic plans of the combined entity. In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Factors that could cause MPLX’s or ANDX’s actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between MPLX and ANDX on the proposed terms and timetable; the ability to satisfy various conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain regulatory approvals for the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entity in connection with the consummation of the proposed transaction; the risk that anticipated opportunities and any other synergies from or anticipated benefits of the proposed transaction may not be fully realized or may take longer to realize than expected, including whether the proposed transaction will be accretive within the expected timeframe or at all; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDX or MPLX; the amount and timing of future distributions; negative capital market conditions, including an increase of the current yield on common units; the ability to achieve strategic and financial objectives, including with respect to distribution coverage, future distribution levels, proposed projects and completed transactions; adverse changes in laws including with respect to tax and regulatory matters; the adequacy of capital resources and liquidity, including, but not limited to, availability of sufficient cash flow to pay distributions and access to debt on commercially reasonable terms, and the ability to successfully execute business plans, growth strategies and self-funding models; the timing and extent of changes in commodity prices and demand for crude oil, refined products, feedstocks or other hydrocarbon-based products; continued/further volatility in and/or degradation of market and industry conditions; changes to the expected construction costs and timing of projects and planned investments, and the ability to obtain regulatory and other approvals with respect thereto; completion of midstream infrastructure by competitors; disruptions due to equipment interruption or failure, including electrical shortages and power grid failures; the suspension, reduction or termination of Marathon Petroleum Corporation’s (MPC) obligations under MPLX’s and ANDX’s commercial agreements; modifications to financial policies, capital budgets, and earnings and distributions; the ability to manage disruptions in credit markets or changes to credit ratings; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations and/or enforcement actions initiated thereunder; adverse results in litigation; other risk factors inherent to MPLX’s and ANDX’s industry; risks related to MPC; and the factors set forth under the heading “Risk Factors” in MPLX’s and ANDX’s respective Annual Reports on Form 10-K for the year ended Dec. 31, 2018, filed with the Securities and Exchange Commission (SEC).

Factors that could cause MPC's actual results to differ materially from those implied in the forward-looking statements include: the risk that the cost savings and any other synergies from the Andeavor transaction may not be fully realized or may take longer to realize than expected; disruption from the Andeavor transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of Andeavor; risks as set forth above related to the acquisition of ANDX by MPLX; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; the ability to manage disruptions in credit markets or changes to credit ratings; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute business plans and to effect any share repurchases or dividend increases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on the business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX or ANDX; and the factors set forth under the heading "Risk Factors" in MPC's Annual Report on Form 10-K for the year ended Dec. 31, 2018, filed with the SEC.

We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our respective management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements.  We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

Additional Information and Where to Find It
In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE CONSENT STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final consent statement/prospectus will be sent to unitholders of ANDX. Investors and security holders will be able to obtain these documents free of charge at the SEC’s website, www.sec.gov, from ANDX at its website, http://ir.andeavorlogistics.com, or by contacting ANDX’s Investor Relations at (419) 421-2414, or from MPLX at its website, http://ir.mplx.com, or by contacting MPLX’s Investor Relations at (419) 421-2414.

Participants in Solicitation

MPLX, ANDX, MPC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information concerning MPLX’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended Dec. 31, 2018, which was filed with the SEC on Feb. 28, 2019. Information concerning ANDX’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended Dec. 31, 2018, which was filed with the SEC on Feb. 28, 2019. Information concerning MPC’s executive officers is set forth in its Annual Report on Form 10-K for the year ended Dec. 31, 2018, which was filed with the SEC on Feb. 28, 2019. Information about MPC’s directors is set forth in its Definitive Proxy Statement on Schedule 14A for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on March 14, 2019. Investors and security holders will be able to obtain the documents free of charge from the sources indicated above, and with respect to MPC, from its website, https://www.marathonpetroleum.com/Investors, or by contacting MPC’s Investor Relations at (419) 421-2414. Additional information regarding the interests of such participants in the solicitation of consents in respect of the proposed transaction will be included in the registration statement and consent statement/prospectus and other relevant materials to be filed with the SEC when they become available.